GATEWAY DISTRIBUTORS, LTD
                            2555 East Washburn Road
                         North Las Vegas, Nevada 89081
                   Phone: 702-317-2400    Fax: 702-312-3590


October 10, 2006
Revision of May 3, 2006 and subsequent reply

Mr. Steven Jacobs, Accounting Branch Chief
Mr. Josh Forgione, Staff Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  SEC Letter dated February 8, 2006
     Gateway Distributors, Ltd
     Form 10-KSB for the year ended December 31, 2004
     Filed April 15, 2005
     File No. 000-27879

Dear Mr. Jacobs and Mr. Forgione:

Management has reviewed your letter dated February 8, 2006 requesting the response to your questions. Included herewith is management's response to your 5 questions.

QUESTION 1
----------

Based upon your responses to prior comment 1, it appears you believe the adjustment to reverse the impairment charge taken in 2002 is a correction of an error. Please explain to us the circumstances that resulted in the error.

RESPONSE TO QUESTION 1

Perrin-Fordree was our auditor for June 30, 2002. During the field work some general discussions took place between management and our auditor regarding impairment of the intangible assets. Our Auditor asked management if there was any impairment of the intangibles and management responded that there probably was some impairment. Management did not perform the impairment test for goodwill and the formulas at that time. Management typically performs the impairment test at year end each year, for the annual statements. A misunderstanding occurred and the auditor proposed a write down of the goodwill and included the formulas and it was booked. All goodwill and formulas were written off in this period. At year end the Company performed the impairment test and realized that the formulas had also been written down. The Company evaluated that the formulas were worth at least $475,000, so our auditor, Sellers and Anderson, proposed that we put this amount back on the books. Since this was the first year of required quarterly filing, it was not our understanding that entries made during unaudited quarters could not be adjusted at year end.

QUESTION 2
----------

Notwithstanding your response to the above comment, we do not understand why the intangible assets have been considered impaired as of December 31, 2005 instead of December 31, 2004. Please provide us with a brief summary of your impairment test, including the fair value of the formulas at 2004 and 2005. Also, please discuss the facts and circumstances that result in the change in fair value between December 31, 2004 and December 31, 2005. If there has been no change in fair value, please restate your historical financial statements to write-off the assets in 2004.

RESPONSE TO QUESTION 2

The impairment test that the Company used to value the formulas, evaluated the projected cash flow from income streams that could have been derived from these assets. The Company uses a present value of future cash flows technique to determine the estimated fair market value of its formulas. The company uses the actual past three years historical sales derived from the formulas and weights the years to determine the expected future sales. It further estimates an obsolescence rate from the decrease of the previous years decline in sales revenues plus a future average obsolescence factor to further reduce the expected sales revenue. The company then reduces the revenue stream by the cost of manufacturing the product and calculates the net margin from expected sales using the net present value of the next five years. The company has elected to use the stated prime rate as the discount factor for conservatism in its calculations realizing that the risk free discount rate would more approximate the federal funds rate. See below for the actual 2004 impairment test calculation illustration.

The Estimated Fair Market Value of formulas resulting from the impairment test for the end of 2004 was $1,490,693. The amount of intangible assets on the financial statements was $536,500. It was therefore deemed that no impairment existed and the stated value should be carried forward. Management also notes that it calculates a worst case scenario of the estimated fair market value at a rate of 33% which was calculated at $491,929.

The company then obtained an opinion letter from a patent and trade mark attorney, to further substantiate the value of its formulas, who is an expert in the field.

The impairment test was performed for 2005 consistently at year end for the audited financial statements and found that the Estimated Fair Market Value was $1,621,113. The amount of intangible assets on the financial statements was $536,500. It was therefore deemed that no impairment existed and the stated value should be carried forward. Management also notes that it calculated a worst case scenario of the estimated fair market value at a rate of 33% which was calculated at $534,967. The resulted increase was due to increased sales from formulas during 2005 from $630,781 in 2004 to $679,223 in 2005.

Gateway Distributors Ltd
Intangible Asset Impairment Test
December, 2004
                                      Actual                                                     Projected


                            2002       2003       2004      PRESENT VALUE     2005       2006       2007       2008       2009
Sales from Formulas        952,416    791,880    630,781        2,988,468    695,165    691,959    686,483    688,446    688,405
Formula Obsolescence
Rate Based on Sales 2
Year Average Plus
Estimated -3.5% Per Year
Thereafter                              -16.9%     -20.3%           -18.6%     -22.1%     -25.6%     -29.1%     -32.6%     -36.1%
Formula Obsolescence                                             (858,906)  (153,630)  (177,140)  (199,765)  (224,432)  (248,512)
                          -------------------------------------------------------------------------------------------------------

Gross Sales Post Formula
 Obsolescence                                                                541,535    514,819    486,718    464,014    439,892
Cost of Goods
Manufactured              (285,725)  (237,564)  (189,234)        (638,869)  (162,460)  (154,446)  (146,015)  (139,204)  (131,968)
                          -------------------------------------------------------------------------------------------------------
Gross Margin               666,691    554,316    441,547        1,490,693    379,074    360,374    340,702    324,810    307,925

NET PRESENT VALUE
OF FORMULAS                                                     1,490,693
STATED VALUE PER BOOKS                                            536,500
                                                           ---------------
IMPAIRMENT CHARGE                                          $            0

Worst Case 1/3 of
Projected                                                         491,929

Preceding Year
Weight Factor                   10%        20%        70%
Prime Rate                    5.00%
Five Year Fed Funds
Rate Average                  2.77%

QUESTION 3
----------

You have not adequately responded to our prior comment 5 in our letter dated November 4, 2005. Option-pricing models, such as the Black-Scholes and binomial models referred to in your response, are used to produce an estimate of the fair value of a stock option under SFAS 123 and 123(R). It is not appropriate for you to use such a model to determine the fair value of a share of nonvested or vested stock awarded to an employee or officer. Paragraph 10(a) of APB 25 requires the use of quoted market prices to measure compensation cost related to issuing both restricted and unrestricted stock and if quoted market prices are unavailable, the best estimate of the market value of the stock should be used to measure compensation, such as cash transactions with third parties. As such, please tell us the value of the 48,010 shares of common stock issued to certain officers' during the year based on the quoted market price of your common stock or transactions with third parties on the date of issuance. In your response, please also tell us how you considered the price per share of the 34,906 and 15,673 shares of common stock issued during the year for cash and services, respectively, in estimating the fair value of the above shares issued to your officers. Please restate your historical financial statements to appropriately record compensation expense as determined under the guidance in APB 25.

RESPONSE  TO  QUESTION  3

The company recognized $33,142 in services in exchange for the 48,010 shares of common stock issued to officers during 2004. The Company used the value of the services rendered because this was restricted stock. The quoted market value of 48,010 shares of common stock on December 21, 2004 was .025 per share. This was the closing price. This would equate to a value of $1,200.25. The company was more conservative and actually recognized $31,941.75 in excess of market value.

The other common stock issued in the amount of 34,906 and 15,673 shares of common stock issued during the year for cash and services, respectively, used the quoted market value of the stock for the fair value assigned. The difference was that the 48,010 shares were restricted and therefore we assigned the value of services as it was more readily available.

In December 2002, the FASB issued SFAS No. 148 - Accounting for Stock-Based Compensation - Transition and Disclosure. This statement amends SFAS No. 123 - Accounting for Stock-Based Compensation, providing alternative methods of voluntarily transitioning to the fair market value based method of accounting for stock based employee compensation. SFAS 148 also requires disclosure of the method used to account for stock-based employee compensation and the effect of the method in both the annual and interim financial statements. The provisions of this statement related to transition methods are effective for fiscal years ending after December 15, 2002, while provisions related to disclosure requirements are effective in financial reports for interim periods beginning after December 31, 2002.

The Company elected to continue to account for stock-based compensation plans using the intrinsic value-based method of accounting prescribed by APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under the provisions of APB No. 25 compensation expense is measure at the grant date for the difference between the fair value of the stock and the exercise price.

QUESTION 4
----------

Please tell us how you determined the fair value of the 4.2 million shares of preferred stock issued to certain officers' during 2004. In your response, please tell us the holders of your preferred stock and summarize the relevant terms of your preferred stock including, but not limited to, the term of the agreement, redemption features, conversion features and dividends. In your response, please include the relevant excerpts from the preferred stock agreement and include such agreement in future filings or tell us where this agreement is included in your filing.

QUESTION 5
----------

If you record a discount from the quoted market price of your common stock or transactions with third parties in determining the fair value of your restricted common stock, please advise us of and disclose the amount of such discount. With the quoted market price as the starting point, please demonstrate, with objective and verifiable evidence, that such a discount from that price is justified based on the severity and type of restrictions imposed.

QUESTION 6
----------

     If you have determined that the fair value of services received by your officers' is an amount other than the fair value of common or preferred stock issued, please provide us with (1) the name and title of the individuals involved in the transaction(s), (2) a description of the services provided, (3) the estimated fair value of services provided, (4) how you determined the estimated fair value of such services and (5) why you feel the estimated fair value of services provided by employees is more reliably measurable than tile fair value of the equity instruments issued. Finally, you should recognize the excess fair value of stock issued, based on the fair value using quoted market prices or transactions with third parties less the fair value of services received and consideration exchanged, as a distribution in your financial statements.

RESPONSE TO QUESTIONS 4, 5 AND 6

The Company follows the guidelines of APB 25 in valuing non cash transactions to be either the value of the assets given up or the value of the services received, which ever is more reliably measured. The Preferred stock is all restricted stock when issued. It has a two year holding period from the date of issue. After the two year holding period, the preferred stock requires board approval to convert to common. The preferred stock does not receive dividends. Preferred stock has no redemption properties and can only be converted to common stock. It maintains voting rights of 1000 to 1 and has an equivalent conversion feature to common shares. As a result, management has taken the position that Preferred stock has no measurable value when issued. Therefore, the Company values non cash transactions involving restricted stock using only the measurable value of the service received. In the case of restricted stock, the holder cannot sell it, and it has no market when issued.

During 2004, the Company issued to its officers 270,000 shares of restricted Preferred stock valued at $270 for services provided by officers for the efforts and risks they took relating to the Chelsea Collection by Francois Vautour ("Chelsea Collection") (Refer to Note"Licensing / Purchase Agreement with the Chelsea Collection, Inc.). The service involves a means for the Company to have a stop loss on its commitment to invest in the Chelsea Collection, but in so doing, the Company would lose all of its investment in the Chelsea Collection if it stopped its monthly commitment. Since the Company went into the arrangement with no intention to stop its commitment, then the value of this service may be of no value to the Company. Only future events, unknown at the time, would give this service any value to the Company.

The company erroneously looked at the contingent value of future benefit instead of the fair market value of services rendered and erroneously used a par value of the preferred stock. The fair market value of these services rendered in negotiating the above and providing these services should be valued at no more than $5,000. We used a similar rate to an outside consultant that would have been used to negotiate the above transaction to value these services based upon time. The officers elected to take the restricted preferred shares in lieu of cash to preserve the cash for operations. The difference in the amount recognized was $4,730.

In addition, during 2004, the Company issued 4,000,000 restricted shares of Preferred stock for services provided by the officers relating to the initial efforts and preliminary stage of projects, a few of which the Company has since determined to utilize. When the Company granted these awards for services provided, the projects had research and feasibility studies to do before the Company would be ready to utilize or not. The Company considered any possible results contingent on unknown and future events, the measurement of which the Company determined it could not reliably measure.

The Company erroneously looked at the contingent value of future benefit instead of the fair market value of services rendered and erroneously used a par value of the preferred stock. The amount recognized was $4,000. The fair market value of these services rendered in providing these services should be valued at no more than $40,000. We used a similar rate to an outside consultant that would have been used to perform the services rendered based upon time. The officers again elected to take the restricted preferred shares in lieu of cash to preserve the cash for operations. The difference in the amount recognized was $36,000.

Below is the schedule of preferred stock issued and the Stockholders for the 2004 year.

                       GATEWAY PREFERRED STOCK ISSUED 2004
-------------------------------------------------------------------------
                                   SERVICES    PAR
  DATE     NAME         TITLE      PROVIDED   VALUE  # SHARES    $VALUE
-------------------------------------------------------------------------
           Richard                 Executive
 1/7/2004  Bailey   President/CEO  Services   0.001    135,000        135
-------------------------------------------------------------------------
           Florian                 Executive
 1/7/2004  Ternes   Secretary/COO  Services   0.001    135,000        135
-------------------------------------------------------------------------
           Florian                 Executive
 8/9/2004  Ternes   Secretary/COO  Services   0.001  2,000,000   2,000.00
-------------------------------------------------------------------------
           Florian                 Executive
8/23/2004  Ternes   Secretary/COO  Services   0.001  2,000,000   2,000.00
-------------------------------------------------------------------------

-------------------------------------------------------------------------
           Total                                     4,270,000   4,270.00
-------------------------------------------------------------------------

The Company does not record a discount from the quoted market price of the common stock or transactions with third parties in determining the fair value of the restricted common stock.

In Summary; The Preferred stock is restricted and has a two year holding period and then in order to convert to common stock must attain board approval. The preferred stock was issued to officers of the company for services rendered to preserve cash within the company. The 5% rule applies for future conversion to common stock in which the 5% shareholder can not liquidate more than 1% of stock per quarter of the outstanding shares at that point in time. The officers have no intention of selling any of their stock holdings and even if they did, it would take them 80 quarters to liquidate their holdings after the holding period and only after board approval. No dividends have ever been paid, nor are expected to be paid.

There were three errors made. The first was pertaining to the 48,010 restricted common stock issued for services rendered in which $31,941.75 in excess of market value was recognized in accordance with Paragraph 10(a) of APB 25 which requires the use of quoted market prices to measure compensation cost related to issuing both restricted and unrestricted stock. The second error was the 270,000 shares of restricted Preferred stock valued at $270 should have been valued at the services rendered of $5,000 for an under recognition of $4,730. The third error was the 4,000,000 restricted shares of Preferred stock for services provided by the officers valued at $4,000 and should have been valued at $40,000 for an under recognition of $36,000.

The  total  impact  of  these  errors  was  ($31,941.75)  +  $4,730  + $36,000 =
$8,788.25.

The net amount of these errors is immaterial and therefore we will not make any changes to historical financials for 2004 or 2005.

Management will, however, implement additional review procedures to try to make sure that errors of this nature will be eliminated in future filings.

QUESTION 7
----------

We read your response to comment 9 and are not clear of the conclusion that management has reached with respect to the reduction in your liabilities. You make the fol1owing contradictory statements in your response, "management believes that it may be a change in an accounting estimate" and that "management will make correctionsas a prior period adjustment". You further go on to state that "'the criteria for a prior period adjustment depends primarily on determinations by persons other than management". We also wish to remind you that paragraph 23 (c) of APB 9 was deleted by paragraph l6(a) 0 SFAS 16. Based upon your response to the comment and your disclosure in your Form lO-QSB, we continue to believe that the reversal of any ""unidentified liabilities" represents a correction of an error as defined in paragraph 13 of APB 20. Please revise your historical financial statements to account for such adjustments in accordance with paragraph 36 of APB 20. It also appears that the $400.000 of "unidentified liabilities" remaining on the balance sheet as of December 31, 2004 should be included in this adjustment. As it relates to specifically identified liabilities for which the amounts due have changed or have been extinguished under paragraph 16 of SFAS 140, please expand your disclosure to discuss the amount of such adjustments in future filings.

RESPONSE TO QUESTION 7

Under the circumstances previously described in our response dated July 20, 2005 and our subsequent discussions with you, management has decided to treat the liabilities written down to debt forgiveness income of $1,282,866 as a correction of an error as defined in paragraph 13 of APB 20. Management also recognizes the remaining balance of $400,000 should be included in this adjustment. Management will revise the 2004 and 2005 historical financial statements to account for the adjustments in accordance with paragraph 36 of APB 20.

Management does feel that over time the Company would legally be discharged of it's debts in accordance with paragraph 16 B of SFAS 140. In the State of Nevada, indebtedness is forgiven after 3 years if there have been no lawsuits filed. But for the sake of clearing this issue and moving forward, management will make the adjusting revisions as stated above.

QUESTION 8
----------

Please  file  your  July  20,  2005 letter on EDGAR in response to this comment.

RESPONSE TO QUESTION 8

Filed  May  5,  2006.

The Company acknowledges:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        Richard A. Bailey

                                        Richard A. Bailey,
                                        President and Chief Executive Officer